Exhibit 99.6

IT IS ORDERED as set forth below:

Date: July 12, 2012
Paul W. Bonapfel
U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
Debtor.	:

ORDER AND NOTICE APPROVING DISCLOSURE STATEMENT, SCHEDULING

HEARING ON CONFIRMATION, APPROVING CERTAIN PROCEDURES WITH

RESPECT TO VOTING AND SOLICITATION, AND ESTABLISHING DEADLINES

FOR FILING BALLOTS AND OBJECTIONS TO CONFIRMATION

This matter came before the Court on July 10, 2012, for consideration of: (1) the adequacy of the information contained in the proposed “Disclosure Statement in Connection with First Amended Joint Plan of Reorganization for CDC Corporation” dated July 3, 2012 (the “Disclosure Statement”; Docket No. 476) filed by CDC Corporation, debtor and debtor in possession in the above-captioned Chapter 11 case (the “Debtor”), and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”) (the Debtor and the Equity Committee are collectively referred to herein as “Proponents”); and (2) for consideration of the procedures for transmitting documentation and information required by Rule 3017(d) of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and the adequacy of such procedures pursuant to Rule 3017(e) of the Bankruptcy Rules.

On July 3, 2012, the Debtor and the Equity Committee filed their “First Amended Joint Plan of Reorganization for CDC Corporation” (Docket No. 475, as the same may be amended, modified or supplemented from time to time, the “Plan”), to which the proposed Disclosure Statement relates.1

Based on the pleadings filed and presentations of counsel at the hearing, the Court finds that: (a) this Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334, and this is a core proceeding pursuant to 28 U.S.C. § 157(b)(2); (b) notice of the Disclosure Statement and the opportunity for objection and hearing on the adequacy thereof were sufficient and appropriate and no other notice need be given; (c) the Disclosure Statement contains adequate information pursuant to 11 U.S.C. § 1125; and (d) approval of the Disclosure Statement is in the best interests of Debtor, Debtor’s estate, its creditors and its equity interest holders.

Therefore, the Court ORDERS AND NOTICE IS HEREBY GIVEN, as follows:

1. The Disclosure Statement is APPROVED in all respects pursuant to 11 U.S.C. § 1125.

2. The record date for Common Shares for purposes of voting to accept or reject the Plan is July 10, 2012 (the “Voting Record Date”).

3. Attached hereto are the following: Exhibit “A” – the “General Ballot”; Exhibit “B” – the “Beneficial Ballot”; and Exhibit “C” – the “Master Ballot” (the General Ballot, the Beneficial Ballot and the Master Ballot are each a “Ballot” and collectively referred to herein as the “Ballots”). The Court hereby approves the Ballots and instructions substantially in

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

the forms of Exhibits “A”, “B”, and “C” hereto. No Ballot shall be served on holders of Class 1 Priority Claims or Class 2 General Unsecured Creditors under the Plan, which are unimpaired classes under the Plan and not entitled to vote on the Plan.

4. The deadline for receiving Ballots accepting or rejecting the Plan is 4:00 p.m. prevailing Eastern Time on August 20, 2012 (the “Plan Voting Deadline”). For a General Ballot or Master Ballot to be counted, it must be actually received on or prior to the Plan Voting Deadline at the following address of GCG, Inc. (the “Balloting Agent”):

(i)	If by First Class Mail:

CDC Corporation

c/o GCG, Inc.

P.O. Box 9872

Dublin, OH 43017-5772

(ii)	If by Hand or Overnight Delivery:

CDC Corporation

c/o GCG, Inc.

5151 Blazer Parkway, Suite A

Dublin, OH 43017

Beneficial Ballots must be returned to the broker, bank, commercial bank, trust company, dealer, or other agent or nominee, or agent thereof (a “Voting Nominee”) through which beneficial holders of equity interests of the Debtor vote to accept or reject the Plan in sufficient time for such Voting Nominee to process the Beneficial Ballots and submit a Master Ballot to the Balloting Agent so that the Master Ballot is actually received by the Balloting Agent by the Plan Voting Deadline.

5. August 30, 2012, at 10:00 a.m., prevailing Eastern Time, is fixed as the time for the hearing on confirmation of the Plan (the “Confirmation Hearing”). The Confirmation Hearing will be held in Courtroom 1401 of the United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303.

6. A copy of the Plan and the approved Disclosure Statement shall be provided to any creditor, equity holder, or party in interest of the Debtor requesting same in writing, or an appropriate General Ballot or Beneficial Ballot to any equity holder entitled to vote requesting same in writing, from the Balloting Agent at: CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or CDC Corporation, c/o GCG, Inc., 5151 Blazer Parkway, Suite A, Dublin, OH 43017 (via overnight or hand delivery). Requests for a Ballot must be made sufficiently in advance to obtain the Ballot and to return it before the Plan Voting Deadline. Additionally, the Balloting Agent shall post the Plan and approved Disclosure Statement on the website CDCCorpBankruptcy.com and copies of such documents may be obtained therefrom.

7. The Debtor is directed to cause its Balloting Agent, on behalf of the Proponents, to deliver, or cause to be delivered, to each holder of (a) “Common Shares” (as defined in the Plan) of the Debtor as of the Voting Record Date , and (b) “Option Interests” and “Restricted Stock Awards” as identified on Exhibit 1 of the Plan , copies of:

(a)	the approved Disclosure Statement;

(b)	the Plan;

(c)	the “Notice of Entry of Order (i) Approving Disclosure Statement, (ii) Establishing Plan Voting Deadline and Procedures for Filing Objections to Confirmation of the Plan, (iii) Approving Form of Ballots, and (iv) Establishing Solicitation and Tabulation Procedures,” in substantially the form attached as Exhibit “D” hereto (the “Solicitation Notice”), which is hereby approved ;

(d)	an appropriate Ballot, including voting instructions ;

(e)	a cover letter listing the contents of the mailing substantially in the form attached as Exhibit “E” (the “Cover Letter”), which is hereby approved ;

(f)	a letter from the Equity Committee soliciting votes to accept the Plan substantially in the form attached hereto as Exhibit “F” (the “Committee Letter”), which is hereby approved ; and

(g)	a pre-addressed, return envelope,

(collectively, the “Solicitation Package”). The Solicitation Package and any individual documents provided therein may be provided in either paper copy, electronic copy, or on CD-ROM; provided, however, that the appropriate Ballot and voting instructions, the Solicitation Notice, the Cover Letter, and the Committee Letter shall be provided in paper copy. The Debtor is also directed to cause the Balloting Agent , on behalf of the Proponents, to deliver, or cause to be delivered, Master Ballots to the Voting Nominees along with the Solicitation Packages, as appropriate.

8. The “Notice of (i) Approval of Disclosure Statement; (ii) Non -Voting Status; (iii) Hearing to Consider Confirmation of the Plan; and (iv) Deadline and Procedures for Filing Objections to Confirmation of the Plan,” in substantially the form attached as Exhibit “G” hereto (the “Confirmation Hearing Notice”), which is hereby approved, shall be mailed to holders of Administrative Claims, Priority Tax Claims, Class 1 Priority Claims and Class 2 General Unsecured Claims under the Plan.

9. Other than holders set forth in Paragraph 7 above, who shall receive a Solicitation Package, the Proponents are not required to provide any part of the Solicitation Package to any other creditor (or alleged creditor) .

10. The Proponents are not required to re-mail undelivered Solicitation Packages or other undeliverable solicitation-related notices that are returned marked “undeliverable” or marked “moved - no forwarding address” or undeliverable for a similar reason, unless the Proponents have been informed in writing by such person of such person’s new address.

11. The Confirmation Hearing Notice and the manner of service of the Confirmation Hearing Notice, and the Solicitation Package and the manner of service of the Solicitation Package, set forth in this Order satisfy the requirements of Bankruptcy Rule 3017(d) , and no further service of such documents or any other documents will be required. The Proponents shall have fourteen (14) days from the entry of this Order to serve or cause to be served all documents as required by this Order.

12. The Proponents are authorized to make non-substantive modifications to the Disclosure Statement, other documents in the Solicitation Package, and the Confirmation Hearing Notice prior to distribution in order to insert dates and deadlines or make corrections or modifications of a typographical, conforming and/or ministerial nature.

13. Holders of Equity Interests shall be entitled to vote (a) the number of Common Shares held by a holder as of the Voting Record Date as reflected in (i) the report issued by the Depository Trust Company, or (ii) the list of registered holders as maintained by the Debtor’s transfer agent; and (b) the number of common shares resulting from an Equity Interest, excluding Common Shares, taking into account any conversion, as reflected in a proof of interest filed by the Plan Voting Deadline; provided, however, that if any holder of an Equity Interest casts a Ballot and the Equity Interest voted in such Ballot is the subject of an objection filed on or before August 27, 2012, such Ballot shall not be counted, unless: (i) some portion of the holder’s Equity Interest is not disputed, in which case such holder’s Ballot shall only be counted up to the undisputed amount of the holder’s Equity Interest; or (ii) the holder’s Equity Interest is temporarily allowed by the Court for voting purposes in accordance with Bankruptcy Rule 3018. Further, the right of the Proponents to file a motion to designate pursuant to section 1126(e) of the Bankruptcy Code is hereby preserved. The Ballot instructions describe additional procedures and voting assumptions , which are hereby approved.

14. Notwithstanding any other provision of this Order, to be eligible to vote any Option Interests, Restricted Stock Awards, and /or Equity Rights, the holder of same must disclose in a proof of interest filed in the Chapter 11 Case the total number of Option Interests, Restricted Stock Awards, and/or Equity Rights and how such Equity Interests are held, whether held directly, through a Voting Nominee, or some other form of ownership.

15. The Balloting Agent, on behalf of the Debtor’s estate, is directed to accept, review, determine the validity of, and tabulate the General Ballots and Master Ballots and report to the Court on the votes for acceptance and rejection of the Plan, in a reasonable and customary manner. The Balloting Agent shall prepare a report in accordance with Local Rule 3018-1(b) of the United States Bankruptcy Court for the Northern District of Georgia .

16. Ballots received by the Balloting Agent in the following categories shall not be counted as an acceptance or rejection of the Plan, unless otherwise ordered by the Court:

(a)	Ballots where the holder or the holder’s representative did not use the authorized form, or a form of Ballot substantially similar to such authorized form;

(b)	General Ballots and Master Ballots not received by the Balloting Agent on or before the Plan Voting Deadline, and Beneficial Ballots sent directly to the Balloting Agent;

(c)	Ballots where the holder or the holder’s authorized representative checked boxes indicating both acceptance and rejection of the Plan;

(d)	Ballots where the holder or the holder’s authorized representative failed to indicate an acceptance or rejection of the Plan;

(e)	Ballots not signed by the holder or the holder’s authorized representative;

(f)	General Ballots and Beneficial Ballots where the individual or institution casting the Ballot (whether directly or as representative) was not a holder of an equity interest in the Debtor as of the Voting Record Date and, therefore, was not entitled to vote;

(g)	Ballots that are illegible or contain insufficient information to permit the identification of the holder or the holder’s authorized representative;

(h)	Beneficial Ballots that are returned directly to the Balloting Agent, the Debtor, or any party other than the Voting Nominee for such Beneficial Ballot; and

(i)	Ballots that are sent by facsimile transmission, email or other electronic means.

Any Ballots received by the Balloting Agent that are not counted as acceptances or rejections of the Plan by the Balloting Agent shall be identified on an exhibit to the ballot report prepared by the Balloting Agent.

17. The following voting procedures and standard assumptions will be used in tabulating Ballots:

(a)	If, prior to the Plan Voting Deadline, a voting holder of an equity interest casts more than one Ballot for the same equity interest, the last properly completed Ballot received by the Balloting Agent prior to the Plan Voting Deadline will be deemed to reflect such voting holder’s intent and to supersede any prior Ballot.

(b)	To the extent that conflicting votes or “overvotes” are submitted by a Voting Nominee, the Balloting Agent shall attempt to reconcile such discrepancies with the Voting Nominee, and to the extent that overvotes on a Master Ballot are not reconcilable prior to the preparation of the vote certification, the Balloting Agent will apply the votes to accept and to reject the Plan in the same proportion as the votes to accept and reject the Plan submitted on the Master Ballot that contained the overvote, but only to the extent of the Voting Nominee’s position in the equity interests.

(c)	Neither the Proponents, the Balloting Agent, nor any other person or entity will be under any duty to provide notification of defects or irregularities with respect to delivered Ballots, nor will any of them incur any liability for failure to provide such notification. The Balloting Agent may disregard defective or irregular Ballots or may attempt to have cured or waive any defects or irregularities as to any particular Ballot at any time, either before or after the Plan Voting Deadline; provided, however, that the Balloting Agent shall keep a record of any such Ballots.

18. Voting Nominees shall retain all Beneficial Ballots that they receive and records of the information contained therein for a period of at least one (1) year from the Plan Voting Deadline, and shall produce same for inspection and copying upon the written request of the Debtor, the Equity Committee or the Liquidation Trustee, or an authorized agent thereof.

19. August 23, 2012, is fixed as the last day for filing and serving written objections, comments or responses to confirmation of the Plan, including any supporting memoranda.2 Any objections to confirmation of the Plan must be in writing and must (a) specify the caption setting forth the name of the Court, the case number and title of the objection, (b) state the name and address of the objector and the nature of its interest in the Debtor’s Chapter 11 Case, (c) specify the basis and nature of the objection, and (d) be filed with the Clerk of the Bankruptcy Court, 1340 U.S. Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303-3367, together with proof of service, and served upon the following parties:

(i) counsel to the Debtor, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, Suite 550, Atlanta, GA 30326, Attn: James C. Cifelli, Esq. ;

(ii) counsel to the Equity Commit tee, Troutman Sanders LLP, 600 Peachtree Street, Suite 5200, Atlanta, GA 30308, Attn: Jeffrey W. Kelley; and

(iii) the Office of the United States Trustee, 362 Richard Russell Building, 75 Spring Street, SW, Atlanta, GA 30303, Attn: David S. Weidenbaum ;

so that such written objections are received by the foregoing and filed with, and received by, the Clerk of the Bankruptcy Court on or before August 23, 2012. If an objection to confirmation of the Plan is not timely served and filed, it may not be considered by the Court. In order to preserve an objection, anyone filing an objection to confirmation must also attend the Confirmation Hearing, either in person , through counsel or, with Court permission,

[2]

Objections filed electronically may be filed up to 11:59:59 p.m., prevailing Eastern Time. All other objections must be filed by delivery to the Clerk of the Bankruptcy Court’s office at or before 4:00 p.m., prevailing Eastern Time.

telephonically. A legal entity other than an individual may appear only through counsel. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except notice by announcement at the Confirmation Hearing or by entry on the Bankruptcy Court’s docket.

20. The Proponents may seek further clarification from the Bankruptcy Court on vote tabulation and the solicitation process, and retain the right to object or raise any issue with respect to any Ballot. The Balloting Agent shall be authorized to adjust any Ballot received for the split in Common Shares effective August 23, 2010. The Proponents shall be authorized to disregard any election to be treated as a Class 3B Equity Interest holder under the Plan by any holder who is ineligible to make such election.

21. Counsel for Debtor shall cause to be served a copy of the Plan, the approved Disclosure Statement, and this Order and Notice on the United States Trustee, counsel for the Equity Committee, the Securities and Exchange Commission, and any party in interest who has filed a request for notices in Debtor’s Chapter 11 Case.

[END OF DOCUMENT]

Prepared and presented by:

	LAMBERTH, CIFELLI, STOKES,		TROUTMAN SANDERS, LLP
	ELLIS & NASON, P.A.		Attorneys for the Equity Committee
Attorneys for the Debtor

By:	/s/ Gregory D. Ellis	By:	/s/ Jeffrey W. Kelley (w/express permission by GDE)
	Gregory D. Ellis		Jeffrey W. Kelley
	Georgia Bar No. 245310		Georgia Bar No. 412296
	gellis@lcsenlaw.com		jeffrey.kelley@troutmansanders.com
	3343 Peachtree Road, N.E.		Bank of America Plaza
	East Tower, Suite 550		600 Peachtree Street, N.E., Suite 5200
	Atlanta, GA 30326		Atlanta, Georgia 30308-2216
	(404) 262-7373		(404) 885-3000

Identification of parties to be served:

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road, N.E., Suite 550, Atlanta, Georgia 30326

Office of U.S. Trustee, 362 Richard Russell Building, 75 Spring Street S.W., Atlanta, GA 30303

Jeffrey W. Kelley, Troutman Sanders, LLP, Bank of America Plaza, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216

Eric Lopez Schnabel, Dorsey & Whitney LLP, 51 W. 52nd Street, New York, NY 10019

David Gordon, McKenna Long & Aldridge LLP, 303 Peachtree St., NE, Suite 5300, Atlanta, GA 30308

U.S. Sec. & Exchange Commission, Susan Sherrill-Beard, 3475 Lenox Road, NE, Suite 1000, Atlanta, GA 30326-1232

Scroggins & Williamson, P.C., John T. Sanders, IV, 127 Peachtree Street NE, Suite 1500, Atlanta, GA 30303

EXHIBIT “A”

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
DEBTOR.	:

INSTRUCTIONS FOR COMPLETING GENERAL BALLOT FOR EQUITY

INTERESTS OF CDC CORPORATION FOR ACCEPTING OR

REJECTING PLAN OF REORGANIZATION FOR CDC CORPORATION

THESE INSTRUCTIONS EXPLAIN HOW TO COMPLETE THE BALLOT ENCLOSED IN

THIS SOLICITATION PACKAGE FOR VOTING TO ACCEPT OR REJECT THE FIRST

AMENDED JOINT PLAN OF REORGANIZATION FOR CDC CORPORATION DATED

JULY 3, 2012. PLEASE READ AND FOLLOW THESE INSTRUCTIONS CAREFULLY SO

THAT YOUR VOTE AND ELECTION RESPECTING THE PLAN WILL BE COUNTED.

Why you are receiving these Instructions and a Ballot. You have been identified as a holder of common shares, option interests, or restricted stock awards in CDC Corporation, the debtor and debtor in possession in the above-captioned chapter 11 bankruptcy case (the “Debtor”) as of July 10, 2012 (the “Voting Record Date”). The First Amended Joint Plan of Reorganization for CDC Corporation, dated July 3, 2012 (as may be amended from time to time, the “Plan”), has been proposed by the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”).1

On [                    ], 2012, the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”) entered an order approving the disclosure statement dated July 3, 2012, for the Plan (the “Disclosure Statement”). The Bankruptcy Court has approved the Disclosure Statement as containing adequate information pursuant to section 1125 of the Bankruptcy Code. Bankruptcy Court approval of the Disclosure Statement does not indicate approval of the Plan by the Bankruptcy Court.

By order entered on [                    ], 2012, the Bankruptcy Court approved certain procedures in connection with the solicitation of votes on the Plan. The Plan and the Disclosure Statement accompany these Instructions. A Ballot also accompanies these Instructions. The Ballot should be used by you to vote to accept or reject the Plan and make an election under the Plan, if applicable. Your vote on the Plan is very important and may affect your rights and the treatment of your equity interests. The solicitation package you are receiving (the “Solicitation Package”) includes the following documents: (i) the Plan; (ii) the Disclosure Statement; (iii) a Ballot and these Instructions; (iv) a cover letter listing the contents of the mailing you received; (v) the notice approved by the Bankruptcy Court by order entered on [                    ], 2012, regarding voting procedures and confirmation (the “Solicitation Notice”); (vi) a letter from the Equity Committee soliciting votes to accept the

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Plan; and (vii) a preaddressed return envelope for your Ballot. You have been sent the Solicitation Package to assist you in deciding how to vote on the Plan. Some documents in the Solicitation Package are on the CD-ROM enclosed with these Instructions and the Ballot.

IT IS VERY IMPORTANT THAT YOU CAREFULLY REVIEW ALL OF THE MATERIALS PROVIDED IN THE SOLICITATION PACKAGE INCLUDING THE DISCLOSURE STATEMENT AND THE PLAN BEFORE YOU VOTE. YOU MAY VOTE FOR OR AGAINST THE PLAN , OR YOU MAY ABSTAIN FROM VOTING ON THE PLAN.

If you would like to receive print co pies of the Solicitation Package, you may obtain copies without charge by visiting www.CDCCorpBankruptcy.com, or by contacting GCG, Inc. (the “Balloting Agent”) at: CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or CDC Corporation, c/o GCG, Inc., 5151 Blazer Parkway, Suite A, Dublin, OH 43017 (via overnight or hand delivery). If you believe you have received the Ballot and these Instructions in error, please contact the Balloting Agent at the foregoing address, or the email address or telephone number below.

Deadline for Returning Ballot. You must complete, sign and date your Ballot and return it in the enclosed envelope to the Balloting Agent so that it is actually received by the Balloting Agent no later than 4:00 p.m. (prevailing Eastern Time) on August 20, 2012 (the “Plan Voting Deadline”), or your vote will not be counted and your election on the Ballot, if any, will not be valid. Please do not mail the Ballot directly to the Debtor or the Equity Committee.

How to Complete Your Ballot. The following are step-by-step instructions for how to complete your Ballot:

Item 1: Amount of Equity Interest. If you are the holder of equity interests in the Debtor, please certify the number of shares of Debtor’s common stock, option interests, or restricted stock awards you held as of the Voting Record Date of July 10, 2012. By certifying the amount in Item 1, you are certifying that the party submitting the Ballot is the holder, as of the Voting Record Date, of the number of shares of Debtor’s common stock , option interests, or restricted stock awards set forth in Item 1 of the Ballot.

Item 2: Vote to Accept or Reject the Plan. Please cast your vote to accept or reject the Plan by checking the appropriate box in Item 2.

You may vote to accept or reject the Plan, or abstain from voting on the Plan. If the Plan is confirmed by the Bankruptcy Court and becomes effective, it will be binding upon you whether or not you vote to accept or reject the Plan or abstain from voting on the Plan. Accordingly, it is important for you to vote on the Plan to indicate whether you accept or reject the Plan. Although the Plan may receive the necessary votes to be accepted, the Bankruptcy Court may not confirm the Plan, and you will receive a recovery under the Plan only if it is confirmed.

You must vote all of your equity interests in the Debtor either to accept or reject the Plan, and you may not split your vote. Accordingly, a Ballot that partially rejects and partially accepts the Plan will not be counted. Information as to how the Plan treats equity interests may be found in the Plan and the Disclosure Statement.

2

PLEASE BE AWARE THAT BY SUBMITTING THIS BALLOT, YOU MAY BE DEEMED TO HAVE CONSENTED TO THE INJUNCTIONS, EXCULPATIONS, AND RELEASES SET FORTH IN THE PLAN. IT IS IMPORTANT THAT YOU REVIEW THE PLAN CAREFULLY IN CONSIDERING HOW TO VOTE.

Item 3: Election under the Plan.

This election applies only to holders of one-hundred (100) or less Common Shares of the Debtor who are entitled to vote to accept or reject the Plan.

Section 5.4 of the Plan provides for an election by holders of one-hundred (100) or less Common Shares of the Debtor. If you hold one-hundred (100) or less Common Shares of the Debtor, you may elect to be treated as a holder of Class 3B Equity Interests under the Plan. You would make this election by checking the box in Item 3.

By electing to be treated as a holder of Class 3B Equity Interests under the Plan, you will receive $5.05 for each Common Share of the Debtor held by you, not to exceed 100 in number, in cash on the Initial Equity Distribution Date in full satisfaction, settlement, release and discharge of, and in exchange for such Common Share and such holder’s rights as a Beneficiary.

Item 4: Authorization.

Please review and complete the certification in Item 4. Your original signature is required on the Ballot for your vote on the Plan and your election under the Plan to count. In addition, in Item 4, if you are completing the Bal lot on behalf of an entity, indicate your relationship with such entity and the capacity in which you are signing. You may be requested at a later date to provide proof of your authorization to sign.

Additional Instructions and Disclosures:

1.	To ensure that your vote is counted, you must complete and return this Ballot in the enclosed pre-addressed envelope so that it is ACTUALLY RECEIVED by the Balloting Agent by the Plan Voting Deadline, August 20, 2012 at 4:00 p.m., prevailing Eastern Time.

2.	If a Ballot is received after the Plan Voting Deadline, it may not be counted. The method of delivery of a Ballot to the Balloting Agent is at the election and risk of each entity. Except as otherwise provided herein, such delivery will be deemed made only when the original executed Ballot is ACTUALLY RECEIVED by the Balloting Agent. Sufficient time should be allowed to assure timely delivery. Delivery of a Ballot by facsimile transmission, e-mail or any other electronic means will not be valid.

3.	If multiple Ballots are received from you with respect to the same equity interest, the last valid Ballot timely received will be deemed to reflect your intent and will supersede and revoke any prior Ballot received.

3

4.	The Ballot is not a letter of transmittal and may not be used for any purpose other than to (i) vote to accept or reject the Plan, and (ii) make the election under the Plan, as applicable. No fees, commissions, or other remuneration will be payable to any broker, dealer, or other person for soliciting votes on the Plan. Holders should not surrender any equity instruments together with their Ballots. The Balloting Agent will not accept delivery of any such instruments surrendered together with a Master Ballot or Ballot.

5.	The Ballot does not constitute, and shall not be deemed to be, either (a) a proof of Claim or Equity Interest or an assertion or admission of a Claim or Equity Interest, or (b) an admission by the Debtor or the Equity Committee of the nature, validity, or amount of any Claim or Equity Interest.

6.	The following Ballots shall not be counted in determining the acceptance or rejection of the Plan unless otherwise ordered by the Bankruptcy Court: (a) Ballots where the holder or the holder’s representative did not use the authorized form, or a form of Ballot substantially similar to such authorized form; (b) General Ballots and Master Ballots not received by the Balloting Agent on or before the Plan Voting Deadline ; (c) Ballots where the holder or the holder’s authorized representative checked boxes indicating both acceptance and rejection of the Plan; (d) Ballots where the holder or the holder’s authorized representative failed to indicate an acceptance or rejection of the Plan; (e) Ballots not signed by the holder or the holder’s authorized representative; (f) Ballots where the individual or institution casting the Ballot (whether directly or as representative) was not a holder of an equity interest in the Debtor as of the Voting Record Date and, therefore, was not entitled to vote; and (g) Ballots that are illegible or contain insufficient information to permit the identification of the holder or the holder’s authorized representative . Unless otherwise directed by the Bankruptcy Court, delivery of a defective or irregular Ballot will not be deemed to have been made until such defect or irregularity has been cured or waived by the Debtor. Any waiver of defects or irregularities in any Ballot will be detailed in the plan voting report filed with the Bankruptcy Court by the Balloting Agent.

7.	After the Plan Voting Deadline, you may not (i) withdraw or modify your Ballot in any way, (ii) change your vote to accept or reject the Plan, or (iii) change your election under the Plan (if applicable).

IF YOU HAVE ANY QUESTIONS CONCERNING THE BALLOT OR THE PROCEDURES FOR VOTING TO ACCEPT OR REJECT THE PLAN, OR IF YOU NEED AN ADDITIONAL BALLOT OR ADDITIONAL COPIES OF THE SOLICITATION PACKAGE, PLEASE CONTACT THE BALLOTING AGENT AT (888) 276-7706 toll-free and +1 216 370-3529 local for international callers, or by email at CDCCorp@gcginc.com. Many of the materials in the Solicitation Package may also be obtained free of charge by visiting www.CDCCorpBankruptcy.com. The Balloting Agent will not, and is not authorized to, provide legal advice.

4

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
DEBTOR.	:

GENERAL BALLOT FOR EQUITY INTERESTS

OF CDC CORPORATION FOR ACCEPTING OR REJECTING

PLAN OF REORGANIZATION FOR CDC CORPORATION

This Ballot (this “Ballot”) is being sent to holders of common shares, option interests, and restricted stock awards in CDC Corporation (the “ Debtor”) as of July 10, 2012 (the Voting Record Date) in Class 3 of The First Amended Joint Plan of Reorganization for CDC Corporation, dated July 3, 2012 (as may be amended from time to time, the “Plan”), proposed by the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “ Equity Committee”). This Ballot is to be used by you in voting to accept or reject the Plan.

PLEASE RETURN YOUR BALLOT IN THE PREADDRESSED ENVELOPE ENCLOSED SO THAT IT IS ACTUALLY RECEIVED BY GCG, INC. (THE “BALLOTING AGENT”) BY 4:00 P.M., PREVAILING EASTERN TIME, ON AUGUST 20, 2012 (THE “PLAN VOTING DEADLINE”). COMPLETED BALLOTS MUST BE RECEIVED BY THE BALLOTING AGENT BY THE PLAN VOTING DEADLINE OR THEY WILL NOT BE COUNTED.

YOU MUST VOTE ALL EQUITY INTERESTS THAT YOU HOLD TO ACCEPT OR REJECT THE PLAN, OR YOU MAY ABSTAIN FROM VOTING ON THE PLAN. YOU MAY NOT SPLIT YOUR VOTE ON THE PLAN.

Item 1: Amount of Equity Interest. For purposes of voting to accept or reject the Plan, the undersigned certifies that the undersigned held Equity Interests in the Debtor as of July 10, 2012 (the Voting Record Date) consisting of the following number of Debtor’s common shares, option interests, and/or restricted stock awards:

Number of common shares:

Number of option interests:

Number of restricted stock awards:

Item 2: Vote to Accept or Reject the Plan. Please read the accompanying Disclosure Statement and Plan and other accompanying solicitation materials carefully before casting your vote. You may wish to seek legal advice concerning the Plan and your classification and treatment under the Plan.

You are entitled to vote to accept or reject the Plan, or you may abstain from voting on the Plan. If you vote, you must either vote all of your equity interests to accept the Plan or vote all of your equity interests to reject the Plan (i.e., you cannot vote to both accept and reject the Plan).

The undersigned holder of an equity interest in the Debtor hereby votes to:

Class 3 Equity Interests
(Please check only one box below)

☐ ACCEPT (votes FOR) the Plan
☐ REJECT (votes AGAINST) the Plan

Item 3: Election under the Plan.

Please Note: Complete this section only if you hold one-hundred (100) or less Common Shares of the Debtor and you choose to participate in Class 3B of the Plan.

By electing to be treated as a holder of Class 3B Equity Interests, you will receive $5.05 for each Common Share of the Debtor held by you, not to exceed 100 in number, in cash on the Initial Equity Distribution Date in full satisfaction, settlement, release and discharge of, and in exchange for such Common Share and such holder’s rights as a Beneficiary.

  ☐ CHECK HERE ONLY IF YOU WANT TO BE TREATED AS THE HOLDER OF CLASS 3B EQUITY INTERESTS UNDER THE PLAN AND YOU WANT TO RECEIVE $5.05 FOR EACH COMMON SHARE OF THE DEBTOR HELD BY YOU, NOT TO EXCEED 100 IN NUMBER.

Treatment as a holder of Class 3B Equity Interests is subject to the determination by the Liquidation Trustee, in the Liquidation Trustee’s sole judgment, that such treatment is feasible and practicable. Pursuant to the Plan, the Liquidation Trustee may elect to treat all Equity Interests in Class 3B as Class 3A Equity Interests and, in such event, the election by any holder of Equity Interests to be treated in Class 3B shall be null and void.

Item 4: Authorization. By returning this Ballot, the undersigned certifies that it (a) has full power and authority to vote to accept or reject the Plan and (b) has received a copy of the Plan and the Disclosure Statement and understands that the solicitation of votes is subject to all terms and conditions set forth in the Disclosure Statement, the order of the Bankruptcy Court approving the Disclosure Statement, and the procedures for the solicitation of votes to accept or reject the Plan.

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Print or Type Name of Holder:

Signature of Holder:

Name of Signatory (if different than Holder):

If by Authorized Agent, Name and Title of Agent:

Street Address:

City, State, Zip Code and Country:

Telephone Number:

Email:

Date Completed:

3

EXHIBIT “B”

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
DEBTOR.	:

INSTRUCTIONS FOR COMPLETING BENEFICIAL BALLOT FOR EQUITY

INTERESTS OF CDC CORPORATION (CUSIP # G2022L114) FOR ACCEPTING OR

REJECTING PLAN OF REORGANIZATION FOR CDC CORPORATION

THESE INSTRUCTIONS EXPLAIN HOW TO COMPLETE THE BALLOT ENCLOSED IN THIS SOLICITATION PACKAGE FOR VOTING TO ACCEPT OR REJECT THE FIRST AMENDED JOINT PLAN OF REORGANIZATION FOR CDC CORPORATION DATED JULY 3, 2012. PLEASE READ AND FOLLOW THESE INSTRUCTIONS CAREFULLY SO THAT YOUR VOTE AND ELECTION RESPECTING THE PLAN WILL BE COUNTED.

Why you are receiving these Instructions and a Ballot. You have been identified as a beneficial holder of Common Shares in CDC Corporation, the debtor and debtor in possession in the above-captioned chapter 11 bankruptcy case (the “Debtor”) as of July 10, 2012 (the “Voting Record Date”). The First Amended Joint Plan of Reorganization for CDC Corporation, dated July 3, 2012 (as may be amended from time to time, the “Plan”), has been proposed by the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”).1

On [                    ] the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”) entered an order approving the disclosure statement dated July 3, 2012, for the Plan (the “Disclosure Statement”). The Bankruptcy Court has approved the Disclosure Statement as containing adequate information pursuant to section 1125 of the Bankruptcy Code. Bankruptcy Court approval of the Disclosure Statement does not indicate approval of the Plan by the Bankruptcy Court.

By order entered on [                    ], 2012, the Bankruptcy Court approved certain procedures in connection with the solicitation of votes on the Plan. The Plan and the Disclosure Statement accompany these Instructions. A Ballot also accompanies these Instructions. The Ballot should be used by you to vote to accept or reject the Plan and make an election under the Plan, if applicable. Your vote on the Plan is very important and may affect your rights and the treatment of your equity interests. The solicitation package you are receiving (the “Solicitation Package”) includes the following documents: (i) the Plan; (ii) the Disclosure Statement; (iii) a Ballot and these Instructions; (iv) a cover letter listing the contents of the mailing you received; (v) the notice approved by the Bankruptcy Court by order entered on [                    ], 2012, regarding voting procedures and confirmation (the

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

“Solicitation Notice”); (vi) a letter from the Equity Committee soliciting votes to accept the Plan; and (vii) a preaddressed return envelope for your Ballot . You have been sent the Solicitation Package to assist you in deciding how to vote on the Plan. Some documents in the Solicitation Package are on the CD-ROM enclosed with these Instructions and the Ballot.

IT IS VERY IMPORTANT THAT YOU CAREFULLY REVIEW ALL OF THE MATERIALS PROVIDED IN THE SOLICITATION PACKAGE INCLUDING THE DISCLOSURE STATEMENT AND THE PLAN BEFORE YOU VOTE. YOU MAY VOTE FOR OR AGAINST THE PLAN , OR YOU MAY ABSTAIN FROM VOTING ON THE PLAN.

If you would like to receive print copies of the Solicitation Package, you may obtain copies without charge by visiting www.CDCCorpBankruptcy.com, or by contacting GCG, Inc. (the “Balloting Agent”) at: CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or CDC Corporation, c/o GCG, Inc., 5151 Blazer Parkway, Suite A, Dublin, OH 43017 (via overnight or hand delivery). If you believe you have received the Ballot and these Instructions in error, please contact the Balloting Agent at the foregoing address, or the email address or telephone number below.

Deadline for Returning Ballot. You must complete, sign and date your Ballot and return it in the enclosed envelope to the broker, bank, commercial bank, trust company, dealer, or other agent or nominee, or agent thereof (a “Voting Nominee”) in sufficient time for your Voting Nominee to process your Ballot and submit a Master Ballot to the Balloting Agent so that it is actually received by the Balloting Agent no later than 4:00 p.m. (prevailing Eastern Time) on August 20, 2012 (the “Plan Voting Deadline”), or your vote will not be counted and your election on the Ballot, if any, will not be valid. Please do not mail the Ballot directly to the Debtor, the Equity Committee, or the Balloting Agent.

How to Complete Your Ballot. The following are step-by-step instructions for how to complete your Ballot:

Item 1: Amount of Equity Interest. If you are the holder of equity interests in the Debtor, please certify the number of shares of Debtor’s common stock you held as of the Voting Record Date of July 10, 2012. By certifying the amount in Item 1, you are certifying that the party submitting the Ballot is the holder as of the Voting Record Date, of the number of shares of Debtor’s common stock set forth in Item 1 of the Ballot.

Item 2: Vote to Accept or Reject the Plan. Please cast your vote to accept or reject the Plan by checking the appropriate box in Item 2.

You may vote to accept or reject the Plan, or abstain from voting on the Plan. If the Plan is confirmed by the Bankruptcy Court and becomes effective, it will be binding upon you whether or not you vote to accept or reject the Plan or abstain from voting on the Plan. Accordingly, it is important for you to vote on the Plan to indicate whether you accept or reject the Plan. Although the Plan may receive the necessary votes to be accepted, the Bankruptcy Court may not confirm the Plan, and you will receive a recovery under the Plan only if it is confirmed.

2

You must vote all of your equity interests in the Debtor either to accept or reject the Plan, and you may not split your vote. Accordingly, a Ballot that partially rejects and partially accepts the Plan will not be counted. Information as to how the Plan treats equity interests may be found in the Plan and the Disclosure Statement.

PLEASE BE AWARE THAT BY SUBMITTING THIS BALLOT, YOU MAY BE DEEMED TO HAVE CONSENTED TO THE INJUNCTIONS, EXCULPATIONS, AND RELEASES SET FORTH IN THE PLAN. IT IS IMPORTANT THAT YOU REVIEW THE PLAN CAREFULLY IN CONSIDERING HOW TO VOTE.

Item 3: Election under the Plan.

This election applies only to holders of one-hundred (100) or less Common Shares of the Debtor who are entitled to vote to accept or reject the Plan.

Section 5.4 of the Plan provides for an election by holders of one-hundred (100) or less Common Shares of the Debtor. If you hold one-hundred (100) or less Common Shares of the Debtor, you may elect to be treated as a holder of Class 3B Equity Interests under the Plan. You would make this election by checking the box in Item 3.

By electing to be treated as a holder of Class 3B Equity Interests under the Plan, you will receive $5.05 for each Common Share of the Debtor held by you, not to exceed 100 in number, in cash on the Initial Equity Distribution Date in full satisfaction, settlement, release and discharge of, and in exchange for such Common Share and such holder’s rights as a Beneficiary.

Item 4: Please complete Item 4 if you have voted equity interests in the Debtor on a Ballot other than this Ballot. Note that if you have voted equity interests on a Ballot other than this Ballot, your vote to accept or reject the Plan must be the same on each Ballot you submit, including this Ballot. You cannot split your vote to accept or reject the Plan.

Item 5: Authorization.

Please review and complete the certification in Item 5. Your original signature is required on the Ballot for your votes on the Plan and your election under the Plan to count. In addition, in Item 5, if you are completing the Ballot on behalf of an entity, indicate your relationship with such entity and the capacity in which you are signing. You may be requested at a later date to provide proof of your authorization to sign.

Additional Instructions and Disclosures:

1.	To ensure that your vote is counted, you must complete and return this Ballot in the enclosed pre-addressed envelope to the Voting Nominee in sufficient time for your Voting Nominee to process your Ballot and submit a Master Ballot to the Balloting Agent so that it is ACTUALLY RECEIVED by the Balloting Agent by the Plan Voting Deadline, August 20, 2012 at 4:00 p.m., prevailing Eastern Time.

3

2.	If a Ballot is received after the Plan Voting Deadline, it may not be counted. The method of delivery of a Master Ballot to the Balloting Agent is at the election and risk of each entity. Except as otherwise provided herein, such delivery will be deemed made only when the original executed Master Ballot is ACTUALLY RECEIVED by the Balloting Agent. Sufficient time should be allowed to assure timely delivery. Delivery of a Ballot or Master Ballot by facsimile transmission, e-mail or any other electronic means will not be valid.

3.	If multiple Ballots are received from you with respect to the same equity interest, the last valid Ballot timely received will be deemed to reflect your intent and will supersede and revoke any prior Ballot received.

4.	The Ballot is not a letter of transmittal and may not be used for any purpose other than to (i) vote to accept or reject the Plan, and (ii) make the election under the Plan, as applicable. No fees, commissions, or other remuneration will be payable to any broker, dealer, or other person for soliciting votes on the Plan. Holders should not surrender any equity instruments together with their Ballots. The Balloting Agent will not accept delivery of any such instruments surrendered together with a Master Ballot or Ballot.

5.	The Ballot does not constitute, and shall not be deemed to be, either (a) a proof of Claim or Equity Interest or an assertion or admission of a Claim or Equity Interest, or (b) an admission by the Debtor or the Equity Committee of the nature, validity, or amount of any Claim or Equity Interest.

6.	The following Ballots shall not be counted in determining the acceptance or rejection of any Plan: (a) Ballots where the holder or the holder’s representative did not use the authorized form, or a form of Ballot substantially similar to such authorized form; (b) General Ballots and Master Ballots not received by the Balloting Agent on or before the Plan Voting Deadline; (c) Ballots where the holder or the holder’s authorized representative checked boxes indicating both acceptance and rejection of the Plan; (d) Ballots where the holder or the holder’s authorized representative failed to indicate an acceptance or rejection of the Plan; (e) Ballots not signed by the holder or the holder’s authorized representative; (f) Ballots where the individual or institution casting the Ballot (whether directly or as representative) was not a holder of an equity interest in the Debtor as of the Voting Record Date and, therefore, was not entitled to vote; (g) Ballots that are illegible or contain insufficient information to permit the identification of the holder or the holder’s authorized representative; and (h) Beneficial Ballots that are returned directly to the Balloting Agent, the Debtor, the Equity Committee, or any party other than the Voting Nominee for such Beneficial Ballot. Unless otherwise directed by the Bankruptcy Court, delivery of a defective or irregular Ballot will not be deemed to have been made until such defect or irregularity has been cured or waived by the Debtor. Any waiver of defects or irregularities in any Ballot will be detailed in the plan voting report filed with the Bankruptcy Court by the Balloting Agent.

4

7.	After the Plan Voting Deadline, you may not (i) withdraw or modify your Ballot in any way, (ii) change your vote to accept or reject the Plan, or (iii) change your election under the Plan (if applicable).

IF YOU HAVE ANY QUESTIONS CONCERNING THE BALLOT OR THE PROCEDURES FOR VOTING TO ACCEPT OR REJECT THE PLAN, OR IF YOU NEED AN ADDITIONAL BALLOT OR ADDITIONAL COPIES OF THE SOLICITATION PACKAGE, PLEASE CONTACT THE BALLOTING AGENT AT (888) 276-7706 toll-free and +1 216 370-3529 local for international callers, or by email at CDCCorp@gcginc.com. Many of the materials in the Solicitation Package may also be obtained free of charge by visiting www.CDCCorpBankruptcy.com. The Balloting Agent will not, and is not authorized to, provide legal advice.

5

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
DEBTOR.	:

BENEFICIAL BALLOT FOR EQUITY INTERESTS

OF CDC CORPORATION (CUSIP # G2022L114) FOR ACCEPTING OR REJECTING

PLAN OF REORGANIZATION FOR CDC CORPORATION

This Ballot (this “Ballot”) is being sent to beneficial holders of Equity Interests in CDC Corporation (the “Debtor”) as of July 10, 2012 (the “Voting Record Date”) in Class 3 of The First Amended Joint Plan of Reorganization for CDC Corporation, dated July 3, 2012 (as may be amended from time to time, the “Plan”), proposed by the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”). This Ballot is to be used by you in voting to accept or reject the Plan.

THE PLAN VOTING DEADLINE IS 4:00 P.M. (PREVAILING EASTERN TIME) ON AUGUST 20, 2012 (THE “PLAN VOTING DEADLINE”). COMPLETED MASTER BALLOTS MUST BE RECEIVED BY GCG, INC. (THE “BALLOTING AGENT”) BY THE PLAN VOTING DEADLINE OR THEY WILL NOT BE COUNTED.

PLEASE RETURN YOUR BALLOT TO YOUR VOTING NOMINEE IN THE PRE-ADDRESSED ENVELOPE ENCLOSED SO THAT IT IS ACTUALLY RECEIVED BY YOUR VOTING NOMINEE IN SUFFICIENT TIME FOR YOUR VOTING NOMINEE TO PROCESS YOUR BALLOT AND SUBMIT A MASTER BALLOT TO THE BALLOTING AGENT SO THAT THE MASTER BALLOT IS ACTUALLY RECEIVED BY THE BALLOTING AGENT BY THE PLAN VOTING DEADLINE.

YOU MUST VOTE ALL EQUITY INTERESTS THAT YOU HOLD TO ACCEPT OR REJECT THE PLAN, OR YOU MAY ABSTAIN FROM VOTING ON THE PLAN. YOU MAY NOT SPLIT YOUR VOTE ON THE PLAN.

Item 1: Amount of Equity Interest. For purposes of voting to accept or reject the Plan, the undersigned certifies that the undersigned held equity interests in the Debtor as of July 10, 2012 (the Voting Record Date) consisting of the following number of Debtor’s Common Shares:

Number of Shares:

Item 2: Vote to Accept or Reject the Plan. Please read the accompanying Disclosure Statement and Plan and other accompanying solicitation materials carefully before casting your vote. You may wish to seek legal advice concerning the Plan and your classification and treatment under the Plan.

You are entitled to vote to accept or reject the Plan, or you may abstain from voting on the Plan. If you vote, you must either vote all of your equity interests to accept the Plan or vote all of your equity interests to reject the Plan (i.e., you cannot vote to both accept and reject the Plan).

The undersigned holder of an equity interest in the Debtor hereby votes to:

Class 3 Equity Interests
(Please check only one box below)

☐ ACCEPT (votes FOR) the Plan
☐ REJECT (votes AGAINST) the Plan

Item 3: Election under the Plan.

Please Note: Complete this section only if you hold one-hundred (100) or less Common Shares of the Debtor and you choose to participate in Class 3B of the Plan.

By electing to be treated as a holder of Class 3B Equity Interests, you will receive $5.05 for each Common Share of the Debtor held by you, not to exceed 100 in number, in cash on the Initial Equity Distribution Date in full satisfaction, settlement, release and discharge of, and in exchange for such Common Share and such holder’s rights as a Beneficiary.

  ☐ CHECK HERE ONLY IF YOU WANT TO BE TREATED AS THE HOLDER OF CLASS 3B EQUITY INTERESTS UNDER THE PLAN AND YOU WANT TO RECEIVE $5.05 FOR EACH COMMON SHARE OF THE DEBTOR HELD BY YOU, NOT TO EXCEED 100 IN NUMBER.

Treatment as a holder of Class 3B Equity Interests is subject to the determination by the Liquidation Trustee, in the Liquidation Trustee’s sole judgment, that such treatment is feasible and practicable. Pursuant to the Plan, the Liquidation Trustee may elect to treat all Equity Interests in Class 3B as Class 3A Equity Interests and, in such event, the election by any holder of Equity Interests to be treated in Class 3B shall be null and void.

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Item 4: Certifications as to Equity Interests Held in Additional Accounts. By completing and returning this Beneficial Ballot, the undersigned certifies that either (1) it has not submitted any other Ballots for other equity interests of the Debtor held in other accounts or other record names, or (2) it has provided the information specified in the following table for all other equity interests of the Debtor for which it has submitted additional Ballots, of which each indicates the same vote to accept or reject the Plan (please use additional sheets of paper if necessary):

ONLY COMPLETE THIS SECTION IF YOU HAVE VOTED EQUITY INTERESTS ON A

BALLOT OTHER THAN THIS BENEFICIAL BALLOT.

Account Number with other Voting Nominee	Name of Registered Holder or other Voting Nominee	Number of Shares Voted
1.
2.

Item 5: Authorization. By returning this Ballot, the undersigned certifies that it (a) has full power and authority to vote to accept or reject the Plan , and (b) has received a copy of the Plan and the Disclosure Statement and understands that the solicitation of votes is subject to all terms and conditions set forth in the Disclosure Statement, the order of the Bankruptcy Court approving the Disclosure Statement, and the procedures for the solicitation of votes to accept or reject the Plan.

Print or Type Name of Holder:

Print or Type Name of Voting Nominee:

Voting Nominee’s DTC Participant No.:

Signature of Holder:

Name of Signatory (if different than Holder):

If by Authorized Agent, Name and Title of Agent:

Street Address:

City, State, Zip Code and Country:

Telephone Number:

Email:

Date Completed:

3

EXHIBIT “C”

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
DEBTOR.	:

MASTER BALLOT FOR VOTING NOMINEES OF HOLDERS OF EQUITY

INTERESTS IN CDC CORPORATION (CUSIP # G2022L114) TO ACCEPT OR

REJECT PLAN OF REORGANIZATION FOR CDC CORPORATION

PLEASE READ AND FOLLOW INSTRUCTIONS CAREFULLY.

PLEASE COMPLETE, SIGN, AND DATE THIS MASTER BALLOT AND RETURN IT TO GCG, INC. (THE “BALLOTING AGENT”) AT THE FOLLOWING ADDRESS:

(i)	If by First Class Mail:

CDC Corporation

c/o GCG, Inc.

P.O. Box 9872

Dublin, OH 43017-5772

(ii)	If by Hand or Overnight Delivery:

CDC Corporation

c/o GCG, Inc.

5151 Blazer Parkway, Suite A

Dublin, OH 43017

IF THIS MASTER BALLOT HAS NOT BEEN ACTUALLY RECEIVED BY THE BALLOTING AGENT BY AUGUST 20, 2012, AT 4:00 P.M., PREVAILING EASTERN TIME (THE “PLAN VOTING DEADLINE”), THE VOTES AND ELECTIONS OF YOUR CUSTOMERS WILL NOT BE COUNTED. THEREFORE, YOU MUST ALLOW SUFFICIENT TIME TO BE SURE THAT THE MASTER BALLOT IS RECEIVED BY THE BALLOTING AGENT BEFORE THE PLAN VOTING DEADLINE.

MASTER BALLOTS RECEIVED BY FACSIMILE, EMAIL, OR OTHER ELECTRONIC MEANS OR RECEIVED AFTER THE PLAN VOTING DEADLINE WILL NOT BE COUNTED.

This Master Ballot is to be used by you, as a broker, bank, commercial bank, trust company, dealer, or other agent or nominee, or agent thereof (each of the foregoing, a “Voting Nominee”) for beneficial owners of equity interests in CDC Corporation (“Beneficial Owners”), to transmit the votes of such Beneficial Owners in respect of their equity interests to accept or reject the Plan (as defined herein) for CDC Corporation, debtor and debtor in possession in the above-captioned chapter 11 case (the “Debtor”), and to make the election, as applicable, called for under the Plan.

The First Amended Joint Plan of Reorganization for CDC Corporation, dated July 3, 2012 (as may be amended from time to time, the “Plan”) has been proposed by the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”). Capitalized terms used in this Master Ballot but not defined herein have the meanings ascribed to them in the Plan.

The voting instructions attached to this Master Ballot provide detailed, step-by-step instructions for completing the Master Ballot.

You or the Beneficial Owner for whom you are the Voting Nominee may wish to seek legal advice concerning the Plan and the classification and treatment of the equity interests under the Plan.

For purposes of this Master Ballot, equity interests in the Debtor are based on shares of Class A common stock of the Debtor (CUSIP # G2022L114), owned by a Beneficial Owner as of July 10, 2012 (the “Voting Record Date”).

Votes to accept or reject the Plan from Beneficial Owners of equity interests, and accompanying elections, as applicable, will be returned to you on Beneficial Ballots. For each completed, executed Beneficial Ballot returned to you by a Beneficial Owner, you shall retain all Beneficial Ballots that you receive and records of the information contained therein for a period of at least one (1) year from the Plan Voting Deadline, and shall produce same for inspection and copying upon the written request of the Debtor, the Equity Committee, or the Liquidation Trustee, or an authorized agent thereof.

PRIOR TO COMPLETING THIS MASTER BALLOT, PLEASE REFER TO THE INSTRUCTIONS ATTACHED TO THIS MASTER BALLOT FOR FURTHER EXPLANATION ON HOW TO COMPLETE THE ITEMS SET FORTH BELOW.

Item 1 – CERTIFICATION OF AUTHORITY TO VOTE. The undersigned certifies that as of the Voting Record Date of July 10, 2012, the undersigned (please check applicable box):

☐	is a broker, bank, or other agent or nominee for the Beneficial Owners of the aggregate number of shares listed in items 2 and 3 below that are registered holders of such equity interests; or

☐	is acting under a power of attorney and/or agency (a copy of which will be provided upon request) granted by a broker, bank, or other agent or nominee that is the registered holder of the aggregate number of shares in items 2 and 3 below; or

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☐	has been granted a proxy (an original of which is attached hereto) from a broker, bank, or other nominee, or a Beneficial Owner, that is the registered holder of the aggregate number of shares listed in items 2 and 3 and, accordingly, has full power and authority to (1) vote to accept or reject the Plan, and (2) make the election called for pursuant to the Plan, as applicable, each on behalf of the Beneficial Owners of the equity interests described in items 2 and 3 below.

Item 2 – TABULATION OF BENEFICIAL OWNERS VOTING. The undersigned certifies that:

Acceptances/Rejections. The Beneficial Owners of equity interests in the following aggregate amounts have delivered duly completed Beneficial Ballots to the undersigned (or such information was derived from Beneficial Ballots that have been summarized in intermediary Master Ballots delivered to the undersigned) voting to accept or reject the Plan:

Total Number of Beneficial Owners Voting to Accept	Total Aggregate Number of Shares of Beneficial Owners Voting to Accept	Total Number of Beneficial Owners Voting to Reject	Total Aggregate Number of Shares of Beneficial Owners Voting to Reject

Item 3 – TRANSMITTAL OF VOTES AND ELECTIONS FROM INDIVIDUAL BENEFICIAL BALLOTS. The undersigned transmits the following votes of Beneficial Owners of equity interests and certifies that the following are Beneficial Owners, as of the Voting Record Date, and have delivered to the undersigned, as Voting Nominee, Beneficial Ballots casting such votes and applicable election under the Plan.

Your Customer Name or Account Number for Each Beneficial Owner and Name of Each Beneficial Owner Voting on the Plan	Number of Shares Voting	Voted to ACCEPT the Plan	Voted to REJECT the Plan	Elected Class 3B Election

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

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Your Customer Name or Account Number for Each Beneficial Owner and Name of Each Beneficial Owner Voting on the Plan	Number of Shares Voting	Voted to ACCEPT the Plan	Voted to REJECT the Plan	Elected Class 3B Election

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

		☐	☐	☐

Use Additional Sheets if Necessary

4

Item 4 – CERTIFICATION AS TO TRANSCRIPTION OF INFORMATION FROM ITEM 4 OF THE BENEFICIAL BALLOTS AS TO EQUITY INTERESTS VOTED THROUGH OTHER BENEFICIAL BALLOTS.

The undersigned certifies that it has transcribed in the following table the information, if any, provided by Beneficial Owners in item 4 of each of the Beneficial Owner’s original Beneficial Ballots, identifying any other equity interests for which such Beneficial Owner has submitted other Beneficial Ballots other than to the undersigned.

Your Account Number for each Beneficial Owner of Voting Equity Interests	Account Number with other Voting Nominee	Name of Registered Holder or other Voting Nominee	Number of Shares Voted
1.
2.
3.

Item 5 – CERTIFICATION. By signing this Master Ballot, the undersigned certifies that: (a) each Beneficial Owner of equity interests whose votes are being transmitted by this Master Ballot has been provided with a copy of the Solicitation Package and Beneficial Ballot; (b) it is the registered holder, is acting under a power of attorney or agency granted by the registered holder, or is the proxy for the registered holder of the equity interests to which this Master Ballot pertains and/or has full power and authority to vote to accept or reject the Plan and make the election called for therein; (c) it received a properly completed and signed Beneficial Ballot from each Beneficial Owner listed in item 3 above; and (d) it accurately transcribed all applicable information from the Beneficial Ballots received from each Beneficial Owner. The undersigned also acknowledges that the solicitation of votes to accept or reject the Plan is subject to all the terms and conditions set forth in the order approving the Disclosure Statement, entered on [                    ], 2012.

Name of Voting Nominee:

DTC Participant Number:

Signature:

If by Authorized Agent, Name and Title of Agent:

Street Address:

City, State, Zip Code and Country:

Telephone Number:

Email:

Date Completed:

5

PLEASE COMPLETE, SIGN, AND DATE THIS MASTER BALLOT AND RETURN IT TO GCG, INC. (THE “BALLOTING AGENT”) AT THE FOLLOWING ADDRESS:

(i)	If by First Class Mail:

CDC Corporation

c/o GCG, Inc.

P.O. Box 9872

Dublin, OH 43017-5772

(ii)	If by Hand or Overnight Delivery:

CDC Corporation

c/o GCG, Inc.

5151 Blazer Parkway, Suite A

Dublin, OH 43017

IF THIS MASTER BALLOT HAS NOT BEEN ACTUALLY RECEIVED BY THE BALLOTING AGENT BY AUGUST 20, 2012, AT 4:00 P.M., PREVAILING EASTERN TIME (THE “PLAN VOTING DEADLINE”), THE VOTES AND ELECTIONS OF YOUR CUSTOMERS WILL NOT BE COUNTED. THEREFORE, YOU MUST ALLOW SUFFICIENT TIME TO BE SURE THAT THE MASTER BALLOT IS RECEIVED BY THE BALLOTING AGENT BEFORE THE PLAN VOTING DEADLINE.

MASTER BALLOTS RECEIVED BY FACSIMILE, EMAIL, OR OTHER ELECTRONIC MEANS OR RECEIVED AFTER THE PLAN VOTING DEADLINE WILL NOT BE COUNTED.

6

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 -PWB
:
DEBTOR.	:

VOTING INSTRUCTIONS FOR COMPLETING MASTER BALLOTS FOR VOTING

NOMINEES OF HOLDERS OF EQUITY INTERESTS OF CDC CORPORATION

(CUSIP # G2022L114) TO ACCEPT OR REJECT

PLAN OF REORGANIZATION FOR CDC CORPORATION

PLAN VOTING DEADLINE:

The Plan Voting Deadline is August 20, 2012, at 4:00 p.m., prevailing Eastern Time. To have the votes and elections of your customers count, you must complete, sign, and return the Master Ballot so that it is received by the Balloting Agent at the address set forth in the Master Ballot on or before the Plan Voting Deadline.1

HOW TO VOTE:

If you are transmitting the votes of any Beneficial Owners (as defined in the Master Ballot) of equity interests other than yourself, you must (i) deliver a Beneficial Ballot to such Beneficial Owner(s), along with the Solicitation Package (as defined below), and (ii) take the necessary actions to enable such Beneficial Owners to (a) complete and execute such Beneficial Ballot, and (b) return the completed, executed Beneficial Ballot to you in sufficient time to enable you to complete the Master Ballot and deliver it to the Balloting Agent before the Plan Voting Deadline.

The “Solicitation Package” includes the following:

(a)	the approved Disclosure Statement;

(b)	the Plan;

(c)	the “Notice of Entry of Order (i) Approving Disclosure Statement, (ii) Establishing Plan Voting Deadline and Procedures for Filing Objections to Confirmation of the Plan, (iii) Approving Form of Ballots, and (iv) Establishing Solicitation and Tabulation Procedures”;

(d)	a Beneficial Ballot, including voting instructions;

[1]	All capitalized terms used in the Master Ballot or these instructions but not otherwise defined therein or herein shall have the meanings ascribed to such terms in the Plan.

(e)	a cover letter listing the contents of the Solicitation Package;

(f)	a letter from the Equity Committee soliciting votes to accept the Plan; and

(g)	a pre-addressed, return envelope.

With respect to all of the Beneficial Ballots returned to you, you must properly complete the Master Ballot, as follows:

1.	Check the appropriate box in item 1 of the Master Ballot;

2.	In item 2, indicate the total votes to accept or reject the Plan and the total number of shares voting to accept or reject the Plan;

3.	Transcribe the votes from item 2 of the Beneficial Ballots and indicate the following in item 3 of the Master Ballot:

a.	Whether each Beneficial Owner voted to accept or reject the Plan;

b.	In the case of Beneficial Owners owning 100 or fewer Common Shares (as defined in the Plan) of the Debtor, whether each such Beneficial Owner elected to be treated as a holder of Class 3B Equity Interests (as defined in the Plan); and

4.	Transcribe the information, if any, provided by each Beneficial Owner from item 4 of each completed Beneficial Ballot relating to other equity interests voted by such Beneficial Owner.

IMPORTANT: BENEFICIAL OWNERS MAY NOT SPLIT THEIR VOTES ON THE PLAN, WHETHER SUCH VOTES ARE INDICATED IN ONE BENEFICIAL BALLOT OR MORE THAN ONE BENEFICIAL BALLOT. PROPERLY EXECUTED BENEFICIAL BALLOTS THAT ATTEMPT TO PARTIALLY ACCEPT AND PARTIALLY REJECT THE PLAN WILL NOT BE COUNTED AS A VOTE TO ACCEPT OR REJECT THE PLAN. EACH BENEFICIAL OWNER MUST VOTE ALL HIS, HER, OR ITS EQUITY INTERESTS EITHER TO ACCEPT OR REJECT THE PLAN (OR ABSTAIN FROM VOTING THEREON). IF ANY BENEFICIAL OWNER HAS ATTEMPTED TO SPLIT SUCH VOTE, PLEASE CONTACT EACH BENEFICIAL OWNER TO CORRECT ITS BALLOT OR THE BALLOTING AGENT IMMEDIATELY.

5.	Review the certification in item 5 of the Master Ballot;

6.	Ensure that each Beneficial Ballot is signed and each certification is complete;

7.	Independently verify and confirm the accuracy of the information provided with respect to each Beneficial Owner of equity interests;

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8.	If additional space is required to respond to any item on the Master Ballot, please use additional sheets of paper clearly marked to indicate the applicable item of the Master Ballot to which you are responding; and

9.	Sign, date, and return the original Master Ballot.

You must deliver the completed, executed Master Ballot so that it is actually received by the Balloting Agent on or before the Plan Voting Deadline. You must retain a copy of each Beneficial Ballot returned to you and records of the information contained therein in your files for a period of at least one (1) year from the Plan Voting Deadline, and shall produce same for inspection and copying upon the written request of the Debtor, the Equity Committee or the Liquidation Trustee, or an authorized agent thereof.

The following Ballots shall not be counted in determining the acceptance or rejection of the Plan, unless otherwise ordered by the Bankruptcy Court: (a) Ballots where the holder or the holder’s representative did not use the authorized form, or a form of Ballot substantially similar to such authorized form; (b) General Ballots and Master Ballots not received by the Balloting Agent on or before the Plan Voting Deadline; (c) Ballots where the holder or the holder’s authorized representative checked boxes indicating both acceptance and rejection of the Plan; (d) Ballots where the holder or the holder’s authorized representative failed to indicate an acceptance or rejection of the Plan; (e) Ballots not signed by the holder or the holder’s authorized representative; (f) Ballots where the individual or institution casting the Ballot (whether directly or as representative) was not a holder of an equity interest in the Debtor as of the Voting Record Date and, therefore, was not entitled to vote; (g) Ballots that are illegible or contain insufficient information to permit the identification of the holder or the holder’s authorized representative; and (h) Beneficial Ballots that are returned directly to the Balloting Agent, the Debtor, the Equity Committee, or any party other than the Voting Nominee for such Beneficial Ballot. Unless otherwise directed by the Bankruptcy Court, delivery of a defective or irregular Ballot will not be deemed to have been made until such defect or irregularity has been cured or waived by the Debtor. Any waiver of defects or irregularities in any Ballot will be detailed in the plan voting report filed with the Bankruptcy Court by the Balloting Agent.

Votes cast by Beneficial Owners through a Voting Nominee will be compared to the holdings of the equity interests of such Beneficial Owners as of the Voting Record Date, as evidenced by the records of the Debtor, the transfer agent, or the Depository Trust Company, as applicable. Votes submitted by a Voting Nominee, pursuant to a Master Ballot, will not be counted in excess of the record amount of the equity interests held by such Voting Nominee.

For the purposes of tabulating votes, each Beneficial Owner shall be deemed to have voted the number of equity interests held by such Beneficial Owner. To the extent that conflicting votes or “overvotes” are submitted by a Voting Nominee, the Balloting Agent, in good faith, will attempt to reconcile discrepancies with the Voting Nominees. To the extent that overvotes on a Master Ballot are not reconcilable prior to the preparation of the vote certification, the Balloting Agent will apply the votes to accept and to reject the Plan in the same proportion as the votes to accept and reject the Plan submitted on the Master Ballot that

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contained the overvote, but only to the extent of the Voting Nominee’s position in the equity interests. After the Plan Voting Deadline, no vote on the Plan may be withdrawn absent approval of the Bankruptcy Court.

PLEASE NOTE:

The Master Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Plan and to make certain elections called for therein. Holders of equity interests should not surrender their equity interests with the Beneficial Ballots. The Balloting Agent will not accept delivery of any such instruments surrendered together with a Master Ballot or Beneficial Ballot.

No Beneficial Ballot or Master Ballot shall constitute or be deemed to be a proof of claim or equity interest or an assertion of a claim or equity interest.

No fees or commissions or other remuneration will be payable to any Voting Nominee. Upon written request with supporting documentation, however, CDC Corporation will reimburse you for reasonable, actual, and necessary out-of-pocket expenses associated with the distribution of the Solicitation Packages to your customers, the tabulation of the Ballots and the completion of this Master Ballot. Any requests for reimbursement shall be sent to counsel for the Debtor, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road, N.E., Suite 550, Atlanta, Georgia 30326, Attn: Gregory D. Ellis, Esq.

IF YOU HAVE QUESTIONS REGARDING THIS MASTER BALLOT, OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT OR OTHER ENCLOSED MATERIALS, PLEASE CONTACT THE BALLOTING AGENT AT (888) 276-7706 toll-free and +1 216 370-3529 local for international callers, or by email at CDCCorp@gcginc.com.

PLEASE COMPLETE, SIGN, AND DATE THE MASTER BALLOT AND RETURN IT TO THE BALLOTING AGENT AT THE FOLLOWING ADDRESS:

(i)	If by First Class Mail:

CDC Corporation

c/o GCG, Inc.

P.O. Box 9872

Dublin, OH 43017-5772

(ii)	If by Hand or Overnight Delivery:

CDC Corporation

c/o GCG, Inc.

5151 Blazer Parkway, Suite A

Dublin, OH 43017

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EXHIBIT “D”

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
Debtor.	:

NOTICE OF ENTRY OF ORDER (I) APPROVING DISCLOSURE STATEMENT;

(II) ESTABLISHING PLAN VOTING DEADLINE AND PROCEDURES FOR

FILING OBJECTIONS TO CONFIRMATION OF THE PLAN;

(III) APPROVING FORM OF BALLOTS; AND (IV) ESTABLISHING

SOLICITATION AND TABULATION PROCEDURES

PLEASE TAKE NOTICE THAT:

1. DISCLOSURE STATEMENT APPROVED. By order entered on                     , 2012, the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”) approved the “Disclosure Statement in Connection with First Amended Joint Plan of Reorganization for CDC Corporation” dated July 3, 2012 (the “Disclosure Statement”; Docket No. 476) filed by CDC Corporation, debtor and debtor in possession in the above-captioned Chapter 11 case (the “Debtor”), and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”) as containing adequate information within the meaning of section 1125 of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”).

2. CONFIRMATION HEARING. On August 30, 2012, at 10:00 a.m. prevailing Eastern Time, or as soon thereafter as counsel may be heard, a hearing (the “Confirmation Hearing”) will be held before the Honorable Paul W. Bonapfel, United States Bankruptcy Court for the Northern District of Georgia, 75 Spring Street, S.W., Courtroom 1401, Atlanta, Georgia 30303 to consider (i) confirmation of the “First Amended Joint Plan of Reorganization for CDC Corporation” dated July 3, 2012 (Docket No. 475, as may be amended, the “Plan”), filed by the Debtor and the Equity Committee, and (ii) such other and further relief as may be just and proper. The Confirmation Hearing may be adjourned from time to time without further notice to creditors, equity holders, or other parties in interest, other than by an announcement of such adjournment in open court at the Confirmation Hearing or by entry on the Bankruptcy Court’s docket in the Debtor’s bankruptcy case. Additionally, the Plan may be modified in accordance with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and other applicable law, without further notice, prior to or as a result of the Confirmation Hearing.

3. PLAN OBJECTION DEADLINE. August 23, 2012, is fixed as the last day for filing and serving written objections, comments or responses to confirmation of the Plan, including any supporting memoranda.1 Any objections to confirmation of the Plan must be in writing and must (a) specify the caption setting forth the name of the Court, the case

[1]

Objections filed electronically may be filed up to 11:59:59 p.m., prevailing Eastern Time. All other objections must be filed by delivery to the Clerk of the Bankruptcy Court’s office at or before 4:00 p.m., prevailing Eastern Time.

number and title of the objection, (b) state the name and address of the objector and the nature of its interest in the Debtor’s chapter 11 case, (c) specify the basis and nature of the objection, and (d) be filed with the Clerk of the Bankruptcy Court, 1340 U.S. Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303-3367, together with proof of service, and served upon the following parties:

(i) counsel to the Debtor, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, Suite 550, Atlanta, GA 30326, Attn: James C. Cifelli, Esq.;

(ii) counsel to the Equity Committee, Troutman Sanders LLP, 600 Peachtree Street, Suite 5200, Atlanta, GA 30308, Attn: Jeffrey W. Kelley; and

(iii) the Office of the United States Trustee, 362 Richard Russell Building, 75 Spring Street, SW, Atlanta, GA 30303, Attn: David S. Weidenbaum;

so that such written objections are received by the foregoing and filed with, and received by, the Clerk of the Bankruptcy Court on or before August 23, 2012. IF AN OBJECTION TO CONFIRMATION OF THE PLAN IS NOT TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT. In order to preserve an objection, anyone filing an objection to confirmation must also attend the Confirmation Hearing, either in person , through counsel or, with Court permission, telephonically. A legal entity other than an individual may appear only through counsel.

4. VOTING STATUS. In accordance with the terms of the Plan and the Bankruptcy Code, holders of equity interests in the Debtor are impaired under the Plan and in most instances entitled to vote to accept or reject the Plan. You have been sent this notice because you are reflected as a holder of an equity interest in the Debtor. You should receive with this notice copies of the following: (a) the Disclosure Statement; (b) the Plan; (c) a ballot (“Ballot”) to vote to accept or reject the Plan , including voting instructions; (d) a letter from the Equity Committee soliciting votes to accept the Plan ; (e) a cover letter; and (f) a pre-addressed, return envelope (collectively, the “ Solicitation Package”). Please note that some of the documents included in the Solicitation Package, including the Disclosure Statement and the Plan, are contained on the CD-ROM included with the Solicitation Package. If you are unable to view the materials on the CD-ROM, paper copies of such materials may be obtained free of charge from the Balloting Agent (as defined below) by contacting the Balloting Agent as provided below in paragraph 7(iii) of this notice.

5. VOTING RECORD DATE. July 10, 2012, is the record date for Common Shares for the purpose of determining which parties are entitled to vote on the Plan.

6. PLAN VOTING DEADLINE. August 20, 2012 (the “Plan Voting Deadline”) is the deadline for casting a Ballot to accept or reject the Plan. All “General Ballots” and “Master Ballots” accepting or rejecting the Plan must be received by GCG, Inc. (the “Balloting Agent”) on or before the Plan Voting Deadline at the following address:

(i)	If by First Class Mail:

CDC Corporation

c/o GCG, Inc.

P.O. Box 9872

Dublin, OH 43017-5772

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(ii)	If by Hand or Overnight Delivery:

CDC Corporation

c/o GCG, Inc.

5151 Blazer Parkway, Suite A

Dublin, OH 43017

PLEASE TAKE NOTICE that if you have received a “Beneficial Ballot,” you will not submit your Beneficial Ballot directly to the Balloting Agent. Instead, you must complete, sign, and return your Beneficial Ballot to the broker, bank, commercial bank, trust company, dealer, or other agent or nominee, or agent thereof (a “Voting Nominee”) who provided the Beneficial Ballot and other solicitation materials directly to you. You must return your Beneficial Ballot to your Voting Nominee with sufficient time to allow the Voting Nominee to process your Beneficial Ballot and submit a Master Ballot so that it is received by the Balloting Agent by the Plan Voting Deadline.

7. COPY OF PLAN. The Plan and the Disclosure Statement have been filed with the Office of the Clerk, United States Bankruptcy Court, Suite 1340, 75 Spring Street, S.W., Atlanta, Georgia 30303, and can be reviewed during normal business hours. Alternatively, copies of the Plan and Disclosure Statement can be obtained: (i) via download from the Bankruptcy Court’s website at www.ganb.uscourts.gov for registered users of the PACER and/or CM/ECF systems; (ii) via download from www.CDCCorpBankruptcy.com; or (iii) by written request of the Balloting Agent (a) to CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or CDC Corporation, c/o GCG, Inc., 5151 Blazer Parkway, Suite A, Dublin, OH 43017 (via overnight or hand delivery), or (b) sent via email to CDCCorp@gcginc.com.

Dated:                     , 2012

Prepared by:

LAMBERTH, CIFELLI, STOKES,	TROUTMAN SANDERS, LLP
ELLIS & NASON, P.A.	Attorneys for the Equity Committee
Attorneys for the Debtor

By:	By:
Gregory D. Ellis	Jeffrey W. Kelley
Georgia Bar No. 245310	Georgia Bar No. 412296
gellis@lcsenlaw.com	jeffrey.kelley@troutmansanders.com
3343 Peachtree Road, N.E.	Bank of America Plaza
East Tower, Suite 550	600 Peachtree Street, N.E., Suite 5200
Atlanta, GA 30326	Atlanta, Georgia 30308-2216
(404) 262-7373	(404) 885-3000

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EXHIBIT “E”

In re:

CDC Corporation

Chapter 11

Case No. 11-79079-pwb

United States Bankruptcy Court for the Northern District of Georgia

To:	All Equity Interest Holders in the Debtor Entitled to Vote on the Plan

You are receiving this letter and the included materials because you have been identified as an equity interest holder of CDC Corporation, debtor and debtor in possession (the “Debtor”) in the above-referenced chapter 11 bankruptcy case (the “Chapter 11 Case”). The First Amended Joint Plan of Reorganization for CDC Corporation, dated July 3, 2012 (as may be amended from time to time, the “Plan”), has been proposed and filed in the Chapter 11 Case by the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”), along with the disclosure statement related to the Plan (the “Disclosure Statement”).

Enclosed with this letter is solicitation information for your use in voting on the Plan and a “Ballot” for recording your vote to accept or reject the Plan and make an election under the Plan, if applicable. You should have received the following items in the materials included with this letter:

1.	A Ballot, including detailed instructions of how to complete and return your Ballot;

2.	The “Notice of Entry of Order (i) Approving Disclosure Statement, (ii) Establishing Plan Voting Deadline and Procedures for Filing Objections to Confirmation of the Plan, (iii) Approving Form of Ballots, and (iv) Establishing Solicitation and Tabulation Procedures”;

3.	A letter from the Equity Committee soliciting votes to accept the Plan;

4.	A CD-ROM containing the Plan and the Disclosure Statement; and

5.	A pre-addressed, return envelope to return your Ballot.

You should review in detail the Ballot and instructions and all of the solicitation information, including the Plan and the Disclosure Statement, before you vote on the Plan. In order to view the documents contained on the CD-ROM, you must have Adobe Acrobat Reader installed on your computer. You can download Adobe Reader free of charge at www.adobe.com. Copies of the Plan and the Disclosure Statement and other solicitation documents are also available online at www.CDCCorpBankruptcy.com, or can be obtained by written request to: CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or CDC Corporation, c/o GCG, Inc., 5151 Blazer Parkway, Suite A, Dublin, OH 43017 (via overnight or hand delivery); or via email to CDCCorp@gcginc.com.

You may receive more than one solicitation package and more than one Ballot if you hold shares in the Debtor through more than one registered holder. If you receive more than one Ballot, you should complete and return each Ballot as provided in the instructions to each Ballot.

You may wish to seek legal advice concerning the Plan and your classification and treatment under the Plan.

If you have any questions regarding the enclosed materials or the voting procedures, please contact the Debtor’s Balloting Agent, GCG, Inc., at (888) 276-7706 toll-free and +1 216 370-3529 local for international callers, or via email at CDCCorp@gcginc.com. The Balloting Agent will not, and is not authorized to, provide legal advice.

2

EXHIBIT “F”

The Official Committee of Equity Security Holders of

CDC Corporation

Case Number 11-79079-PWB

Pending in the United States Bankruptcy Court

Northern District of Georgia - Atlanta Division

To Holders of Class A Common Shares of CDC Corporation:

THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS OF CDC CORPORATION (the “COMMITTEE”) URGES YOU TO VOTE TO ACCEPT THE FIRST AMENDED JOINT PLAN OF REORGANIZATION FOR CDC CORPORATION FILED BY CDC CORPORATION AND THE COMMITTEE

The Committee has joined with CDC Corporation, debtor and debtor in possession (the “Debtor”), to propose the “First Amended Joint Plan of Reorganization of CDC Corporation” (the “Plan”) that accompanies this letter. The Committee unanimously supports and urges you to vote to accept the Plan.

To accept the Plan, fill out the accompanying ballot and mark the box in Item 2 labeled “Accept (votes FOR) the Plan.” Once you have completed your ballot, promptly mail it to the address indicated in the ballot.

Since being appointed by the Office of the United States Trustee on December 23, 2011, the Committee and its professionals have been actively involved in all aspects of the Debtor’s bankruptcy case and have worked hard to protect and advance the interests of Equity Holders. We have been involved in the recovery of assets for the benefit of Equity Holders, and we continue to evaluate all of the potential assets and claims the Debtor may have for the benefit of Equity Holders. We have worked with the Debtor to understand the potential outcomes to Equity Holders under various alternatives to the Plan. While there are no assurances of the results of the Plan or any alternatives to the Plan, we believe that the Plan provides the best path to maximizing recoveries for Equity Holders.

Under the Plan, approximately $170 million in cash proceeds from the sale of CDC Software Corporation, one of Debtor’s former subsidiaries, will be used to pay all allowed claims against the Debtor, with the remaining proceeds to be distributed to equity security holders of the Debtor (“Equity Holders”). The Plan further provides for the establishment of a trust to own, manage and, ultimately, monetize the remaining assets of the Debtor, which primarily consist of direct and indirect ownership interests in China.com and other operating subsidiaries. The trustee is also authorized to prosecute litigation on behalf of the Debtor. The Equity Holders are the beneficiaries of the trust and will receive distributions on their beneficial interests. The trust will be managed by a trustee, under the supervision of an oversight board that will, in many ways, act as a board of directors for the trust.

The Committee voted unanimously to be a co-proponent of the Plan, and our recommendation to you to vote to accept the Plan is based on our belief that it presents the best opportunity for Equity Holders to realize the reasonable value of the Debtor’s various assets.

You should carefully review the Plan and its related disclosure statement and all of the other materials that are included with this package. The contents of this letter are entirely subject to the terms of the Plan and its related disclosure statement. If anything stated in this letter differs, you should rely on the terms of the Plan and the statements in the disclosure statement.

Respectfully,

The Official Committee of Equity Security Holders of CDC Corporation

EXHIBIT “G”

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 PWB
:
Debtor.	:

NOTICE OF (I) APPROVAL OF DISCLOSURE STATEMENT, (II) NON-VOTING

STATUS, (III) HEARING TO CONSIDER CONFIRMATION OF THE PLAN, AND

(IV) DEADLINE AND PROCEDURES FOR FILING OBJECTIONS TO

CONFIRMATION OF THE PLAN

PLEASE TAKE NOTICE THAT:

1. DISCLOSURE STATEMENT APPROVED. By order entered on                     , 2012, the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”) approved the “Disclosure Statement in Connection with First Amended Joint Plan of Reorganization for CDC Corporation” dated July 3, 2012 (the “Disclosure Statement”; Docket No. 476) filed by CDC Corporation, debtor and debtor in possession in the above-captioned Chapter 11 case (the “Debtor”), and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”) as containing adequate information within the meaning of section 1125 of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”).

2. CONFIRMATION HEARING. On August 30, 2012, at 10:00 a.m., prevailing Eastern Time, or as soon thereafter as counsel may be heard, a hearing (the “Confirmation Hearing”) will be held before the Honorable Paul W. Bonapfel, United States Bankruptcy Court for the Northern District of Georgia, 75 Spring Street, S.W., Courtroom 1401, Atlanta, Georgia 30303 to consider (i) confirmation of the “First Amended Joint Plan of Reorganization for CDC Corporation” dated July 3, 2012 (Docket No. 475, as may be amended, the “Plan”), filed by the Debtor and the Equity Committee, and (ii) such other and further relief as may be just and proper. The Confirmation Hearing may be adjourned from time to time without further notice to creditors, equity holders, or other parties in interest, other than by an announcement of such adjournment in open court at the Confirmation Hearing or by entry on the Bankruptcy Court’s docket in the Debtor’s bankruptcy case. Additionally, the Plan may be modified in accordance with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and other applicable law, without further notice, prior to or as a result of the Confirmation Hearing.

3. PLAN OBJECTION DEADLINE. August 23, 2012, is fixed as the last day for filing and serving written objections, comments or responses to confirmation of the Plan, including any supporting memoranda.1 Any objections to confirmation of the Plan must be in writing and must (a) specify the caption setting forth the name of the Court, the case number and title of the objection, (b) state the name and address of the objector and the

[1]

Objections filed electronically may be filed up to 11:59:59 p.m., prevailing Eastern Time. All other objections must be filed by delivery to the Clerk of the Bankruptcy Court’s office at or before 4:00 p.m., prevailing Eastern time.

nature of its interest in the Debtor’s chapter 11 case, (c) specify the basis and nature of the objection, and (d) be filed with the Clerk of the Bankruptcy Court, 1340 U.S. Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303-3367, together with proof of service, and served upon the following parties:

(i) counsel to the Debtor, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, Suite 550, Atlanta, GA 30326, Attn: James C. Cifelli, Esq.;

(ii) counsel to the Equity Committee, Troutman Sanders LLP, 600 Peachtree Street, Suite 5200, Atlanta, GA 30308, Attn: Jeffrey W. Kelley; and

(iii) the Office of the United States Trustee, 362 Richard Russell Building, 75 Spring Street, SW, Atlanta, GA 30303, Attn: David S. Weidenbaum;

so that such written objections are received by the foregoing and filed with, and received by, the Clerk of the Bankruptcy Court on or before August 23, 2012. IF AN OBJECTION TO CONFIRMATION OF THE PLAN IS NOT TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT. In order to preserve an objection, anyone filing an objection to confirmation must also attend the Confirmation Hearing, either in person , through counsel or, with Court permission, telephonically. A legal entity other than an individual may appear only through counsel.

4. NON-VOTING STATUS. In accordance with the terms of the Plan and the Bankruptcy Code, holders of claims against the Debtor are unimpaired and conclusively presumed to have accepted the Plan and thus not entitled to vote or are not classified under the Plan. Only the holders of equity interests in the Debtor are impaired under the Plan and in most instances are entitled to vote to accept or to reject the Plan. You have been sent this notice because you are reflected as a holder of a claim against the Debtor or other party in interest and not entitled to vote to accept or reject the Plan. If you are a holder of an equity interest in the Debtor entitled to vote on the Plan and you have not received a ballot or other solicitation materials, please contact GCG, Inc. (the “Balloting Agent”) as set forth in Paragraph 5 below to request a ballot and other solicitation materials. Copies of the Plan and Disclosure Statement may be obtained free of charge by contacting the Balloting Agent as set forth in Paragraph 5(iii) below.

5. COPIES OF PLAN AND DISCLOSURE STATEMENT. The Plan and Disclosure Statement have been filed with the Office of the Clerk, United States Bankruptcy Court, Suite 1340, 75 Spring Street, S.W., Atlanta, Georgia 30303, and can be reviewed during normal business hours. Alternatively, copies of the Plan and Disclosure Statement can be obtained: (i) via download from the Bankruptcy Court’s website at www.ganb.uscourts.gov for registered users of the PACER and/or CM/ECF systems; (ii) via download from www.CDCCorpBankruptcy.com; or (iii) by written request of the Balloting Agent (a) to CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or CDC Corporation, c/o GCG, Inc., 5151 Blazer Parkway, Suite A, Dublin, OH 43017 (via overnight or hand delivery), or (b) sent via email to CDCCorp@gcginc.com.

2

Dated: July     , 2012

Prepared by:

LAMBERTH, CIFELLI, STOKES,	TROUTMAN SANDERS, LLP
ELLIS & NASON, P.A.	Attorneys for the Equity Committee
Attorneys for the Debtor

By:	By:
Gregory D. Ellis	Jeffrey W. Kelley
Georgia Bar No. 245310	Georgia Bar No. 412296
gellis@lcsenlaw.com	jeffrey.kelley@troutmansanders.com
3343 Peachtree Road, N.E.	Bank of America Plaza
East Tower, Suite 550	600 Peachtree Street, N.E., Suite 5200
Atlanta, GA 30326	Atlanta, Georgia 30308-2216
(404) 262-7373	(404) 885-3000

3